ASSIGNMENT AGREEMENT

To: **Reservoir Capital Corp**

From: Euromax Resources Ltd (the **Existing Royalty Holder**) and Eurasian Minerals Inc (the **New Royalty Holder**)

Dated: 7th June 2013

Net Smelter Returns Royalty Agreement
dated 16 March 2010 (the Agreement)

1 We refer to the Agreement. This is an Assignment Agreement. Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2 We refer to clause 4.1 (*Assignment by the Royalty Holder*) of the Agreement:

(a) The Existing Royalty Holder assigns absolutely to the New Royalty Holder all the rights of the Existing Royalty Holder under the Agreement.

(b) The Existing Royalty Holder is released from all the obligations of the Existing Royalty Holder accruing from and after the Transfer Date.

(c) The New Royalty Holder becomes a Party as the Royalty Holder and as required by Section 4.1 of the Agreement the New Royalty Holder agrees with the Owner to be bound by all the terms and conditions of the Agreement.

3 The proposed Transfer Date is 7 June 2013.

4 On the Transfer Date the New Royalty Holder becomes Party to the Agreement as the Royalty Holder.

5 The name and address, fax number, email address and attention details for notices of the New Royalty Holder for the purposes of Section 8.4 (*Notice*) of the Agreement are set out in the Schedule.

6 The New Royalty Holder expressly acknowledges that it is the responsibility of the New Royalty Holder to ascertain whether any document is required or any formality or other condition requires to be satisfied to effect or perfect the assignment contemplated by

this Assignment Agreement or otherwise to enable the New Royalty Holder to enjoy the full benefit of the Agreement.

7 This Assignment Agreement acts as notice to the Owner and, upon delivery in accordance with sections 4 and 8.4 of the Agreement, to the Owner of the assignment referred to in this Assignment Agreement.

8 This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

9 This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by British Columbia law. Each party irrevocably agrees that the courts of British Columbia shall have non-exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).

10 This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

IN WITNESS WHEROF the Existing Royalty Holder and the New Royalty Holder

EUROMAX RESOURCES LTD

By: :____________________

Name: Steve Sharpe

Title: President & CEO

EURASIAN MINERALS INC

By: ____________________

Name: M. Stephen Enders

Title: Chief Operating Officer

SCHEDULE

Eurasian Minerals Inc.
501 – 543 Granville Street
Vancouver, BC V6C 1X8
Attention: David M. Cole
Facsimile: 604-688-1157

With a copy to:

Eurasian Minerals Inc.
10001 West Titan Road
Littleton, CO 80125
Attention: David M. Cole
Facsimile: 303-973-0715